UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 12)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1501 MICHIGAN AVE., LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 14, 2014
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power               0
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power          0
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned                   0
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

     As of the close of business on October 14, 2014, the respondent had exited his entire position in P&F Industries, Inc.'s common stock. The respondent sold the position exclusively to meet short term liquidity needs. The final negotiated block sale back to the Company on October 14, 2014 terminates the respondent's reporting obligations under the Act. Pursuant to the purchase agreement with the Company, the respondent is subject to a 3 year standstill, and nondisparagement clause. While the respondent specifically asked the Company to purchase his shares without any standstill (hoping to potentially reenter the undervalued shares at a later date), the board required the standstill agreement as a condition of purchase, and the respondent acceded to the request, owing to the rather urgent nature of his cash raising efforts.

     Transactions effected by the respondent in the prior 60 days were performed in the open market (except for the final sale of 208,325 shares, which was made directly to the Company, "off market," through P&F's transfer agent), and are indicated as follows:

08/15/14  sold 300 shares at $7.89
08/19/14  sold 421 shares at $7.89
08/25/14  bought 2 shares at $7.78
08/27/14  bought 125 shares at $7.78
08/29/14  bought 100 shares at $7.78
09/08/14  sold 311 shares at $7.89
09/09/14  sold 768 shares at $7.89
09/10/14  sold 700 shares at $7.89
09/22/14  bought 197 shares at $7.82
10/08/14  sold 1235 shares at $7.82
10/10/14  sold 400 shares at $7.75
10/13/14  sold 2500 shares at $7.89
10/14/14  sold 208,325 shares at $7.60


ITEM 7.  Material to be Filed as Exhibits

Exhibit #1: Agreement between the respondent and the P&F Industries Board of Directors to purchase 208,325 shares of stock for $7.60 per share is incorporated by reference to P&F's October 20, 2014 8-K filing.

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  10/28/14
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor